UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,736,060*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 555,736,060*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,736,060*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%**
14	TYPE OF REPORTING PERSON IN

*

The 555,736,060 shares of Common Stock beneficially owned consist of (i) 551,695,096 shares of Common Stock owned by the Reporting Person, (ii) includes 3,985,055 shares of Common Stock issuable pursuant to outstanding warrants, which are exercisable until December 24, 2029 and (iv) 55,909 shares of Common Stock issuable pursuant to outstanding options that are exercisable within 60 days of the date hereof.

**

Percentage is based upon 738,931,133 shares of Common Stock outstanding, consisting of (i) 724,537,751 shares of Common Stock outstanding as of July 30, 2024, as stated on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2024, (ii) 10,352,418 shares of Common Stock issued by the Issuer in private placement transactions that closed on September 13, 2024, (iii) 3,985,055 shares of Common Stock currently issuable upon the exercise of warrants, and (iv) 55,909 shares of Common Stock issuable pursuant to outstanding options that are exercisable within 60 days of the date hereof.

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Person paid $75,499,995.70 in consideration to the Issuer pursuant to the Purchase Agreement (as defined below) in exchange for 3,325,991 shares of Common Stock issued by the Issuer to the Reporting Person in a private placement transaction. The aggregate purchase cost of the 551,695,096 shares owned directly by Mr. Duggan is approximately $784,218,784, including brokerage commissions. The Reporting Person also holds 3,985,055 warrants to purchase shares of Common Stock, which are exercisable until December 24, 2029, and 55,909 shares of Common Stock issuable pursuant to options that are exercisable within 60 days of the date hereof. The Reporting Person paid such consideration using personal funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 11, 2024, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person and certain other accredited investors, pursuant to which the Reporting Person agreed to purchase 3,325,991 shares of Common Stock from the Issuer in a private placement at a price of $22.70 per share of Common Stock, for an aggregate purchase price of approximately $75.5 million. The private placement transaction closed on September 13, 2024 (the “Private Placement”).

In connection with the Purchase Agreement, on September 11, 2024, the Issuer and the Reporting Person also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement with the SEC by no later than November 11, 2024 to register the shares of Common Stock issued in the Private Placement for resale and use its best efforts to cause such registration statement to be declared effective by the SEC or otherwise become effective under the Securities Act as soon as practicable after the filing thereof.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, forms of which are included as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 5. Interests in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 734,890,169 shares of Common Stock outstanding, consisting of (i) 724,537,751 shares of Common Stock outstanding as of July 30, 2024, as stated on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2024 and (ii) 10,352,418 shares of Common Stock issued by the Issuer in the Private Placement.

A.	Mr. Duggan

(a)

As of September 13, 2024, through the holding of (i) 551,695,096 shares of Common Stock, (ii) 3,985,055 shares of Common Stock issuable pursuant to warrants and (iii) 55,909 shares of Common Stock issuable pursuant to options that are exercisable within 60 days of the date hereof, the Reporting Person beneficially owns 555,736,060 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 75.2%.

(b)	1. Sole power to vote or direct vote: 555,736,060

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 555,736,060

4. Shared power to dispose or direct the disposition: 0

(c)	Other than the 3,325,991 shares of Common Stock acquired pursuant to the Purchase Agreement, the Reporting Person has not entered into any transactions in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Purchase Agreement and the Registration Rights Agreement as set forth in Item 4 is incorporated herein by reference.

Item	7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 11, 2024).

99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 11, 2024).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2024

/s/ Robert W. Duggan
Robert W. Duggan